[Neogenix Oncology, Inc. Letterhead]

June 14, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Branch Chief
Division of Corporation Finance

Re:	Neogenix Oncology, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form 10-12G
Filed June 14, 2010
File No. 000-53963

Dear Ms. Hayes:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 24, 2010 with respect to the Company’s Registration Statement on Form 10-12G (the “Form 10”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

General

1.	Please note that your Form 10 will automatically go effective 60 days after it was filed. At this time, your reporting obligation under the Securities Exchange Act of 1934 commences.

Response: The Company acknowledges the Staff’s comment and understands its reporting obligations upon effectiveness of the Form 10.

2.	Comments on your Confidential Treatment request will be delivered under separate cover.

Response: The Company has received comments on the confidential treatment request and intends to file an amendment to the confidential treatment request in response to the Staff’s comments.

3.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Response: The Company acknowledges the Staff’s comment and has considered the comment in its revisions to the disclosures.

4.	Throughout the draft registration statement, you cite various estimates, statistics and other figures. For example:

•	Page 2: “Deaths from cancer worldwide are projected to continue rising, with an estimated 9 million people dying from cancer in 2015 and 11.4 million in 2030.”

•	Page 3: “Management estimates that the market for pancreatic, colorectal, lung, cervical and prostate cancers to be approximately 70% of the total worldwide market.”

Ms. Suzanne Hayes, Esq.

June 14, 2010

•

Page 3: “Many scientists and physicians believe that mAbs are an ideal biological agent to use to treat cancers because they are thought to be highly specific to the epitope they recognize; they are believed to be well tolerated when humanized from the animal form…”

In the registration statement, please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

Response: The Company has revised the disclosure on pages 2 and 3 of Amendment No. 1 to its Registration Statement on Form 10-12G (“Amendment No. 1”) in response to the Staff’s comment and has cited sources for the first two statements cited by the Staff above, as well as other statements, and deleted the third statement cited by the Staff above, since it is based on management’s belief.

Cautionary Language Regarding Forward-Looking Statements and industry Data, page ii

5.	You state that information regarding market and industry statistics is based on information available to you which you believe is accurate. Please delete the statement “We cannot assure stockholders of the accuracy or completeness of such data included in this registration statement.” It is not appropriate to disclaim liability for any statements in your registration statement.

Response: The Company has revised the disclosure on page ii of Amendment No. 1 in response to the Staff’s comment by deleting the statement cited by the Staff in this comment.

Where You Can Find More Information, page ii

6.	You disclose that your website is located at http://www.neogenix.us. Furthermore, you disclose that when your registration statement is effective, you will make available, through a link to the SEC’s Web site, electronic copies of the materials you file with the SEC. It appears that your website currently requires a login and password to access the website. Please advise us whether you intend to retain the requirement to have a login and password to access your website.

Response: The Company’s website located at http://www.neogenix.us no longer requires a login and password for access, and the Company does not plan to require a login and password in the future.

Item 1. Business, page 1 General

7.	You have filed your Services Agreement with Selexis SA as a material contract pursuant to Item 601(13)(10) of Regulation S-K, but have not disclosed the material terms of this agreement in your registration statement. Please expand your disclosure to provide a description of all material terms of the agreement, including but not limited to, each parties’ rights and obligations, material limitations, payment provisions, exclusivity provisions, and term and termination provisions.

Response: The Company has revised and expanded the disclosure on page 10 of Amendment No. 1 in response to the Staff’s comment.

8.	In an appropriate location in your document, provide a description of your agreement with Selexis and all of the agreement’s material terms. At a minimum the discussion should include:

•	The nature of the agreement including identification of the products you are developing using Selexis’ technology;

•	Each party’s rights and obligations;

•	Whether you have exercised the option to enter into the license agreement; and

•	Term and termination provisions.

Ms. Suzanne Hayes, Esq.

June 14, 2010

Response: The Company has revised and expanded the disclosure on page 10 of Amendment No. 1 in response to the Staff’s comment.

9.	If you have entered into a license agreement, you should also discuss:

•	The actual products and/or product candidates under the license;

•	The royalty term;

•	Whether your license is exclusive and the activities that the license allows you to engage in;

•	Aggregate amounts paid and potential milestone payments under the license agreement; and

•	Royalty percentage or a range of ten percent or less in which the royalty percentage falls.

Response: The Company has not entered into a license agreement with Selexis at this time.

Our Company, page 1

10.	Please expand your introduction to disclose that you have not generated revenues from operations, have never been profitable and the amount of your accumulated deficit as of March 31, 2010.

Response: The Company has revised and expanded the disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment.

11.	You disclose that the clinical trial of NPC-1C was recently placed on clinical hold pending FDA’s approval of that an amendment to your IND application. Please expand your disclosure here and on page 5 to disclose the adverse events that was experienced by two patients, how the adverse event was resolved and when you expect to submit an amendment to your IND application.

Response: By letter dated May 28, 2010, the FDA approved the amendment to our IND, lifted the clinical hold and concluded that the clinical trial may be resumed. The Company has revised the disclosures on pages 1 and 5 of Amendment No. 1 in response to the Staff’s comment and to reflect the recent events.

12.	You disclose that no measurable adverse effects were observed with the patients in the Early Clinical Trials. To the extent you are aware of any material side effects that were observed with the patients in these trials, please expand your disclosure to describe the material side effects.

Response: The Company has revised the disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment.

13.	Please expand this discussion to provide the following information:

•

With respect to the acquisition of the original vaccines and tumor associates antigens in 2004, please identify the party that transferred these to you, File the agreements and describe the material terms of the agreement in your registration statement. If this is the agreement that is described in Note J(3) to the financial statements, your discussion of the agreement should include the number of shares issued in the acquisition, the value of these shares and which of your product candidates are dependent on the assets acquired, your ongoing obligation to pay royalties and when this obligation terminates, and any other material terms.

•

With respect to your acquisition of assets from International Bio-Immune Systems, please provide a description of the agreement transferring these assets, including the consideration paid for the assets, royalty provisions and any other material terms. Additionally, identify your founding stockholder and disclose his position at IBS and the extent of his investment in IBS at the time of the transaction.

Ms. Suzanne Hayes, Esq.

June 14, 2010

Please file these agreements pursuant to Item 601(b)(2) or (10) of Regulation S-K or provide us with an analysis supporting your determination that you are not required to file them.

Response: The Company has revised and expanded the disclosure on page 2 of Amendment No. 1 in response to the Staff’s comment. In addition, the Company has filed these agreements as exhibits 2.1, 2.2 and 2.3 with Amendment No. 1.

Neogenix Oncology: Our Distinctive Approach, page 3

14.	Please provide the basis for your belief that the specific antibodies that you possess are not being pursued by others at the present time. Please also clarify whether you believe that you have exclusive rights to the tumor associates antigens.

Response: The Company has several bases for its belief that the specific antibodies that it possesses are not being pursued by others at the present time. The Company has conducted searches of the literature and relevant data bases and has other sources of industry knowledge. The Company has also had conducted searches of prior art in connection with its patent applications. The Company holds two issued patents: one covering the novel molecular aspects of one of its antibodies, as well as chimeric and labeled derivatives thereof, and one relating to another one of our antibodies. Finally, we derived our monoclonal antibodies directly from the original vaccine material that we acquired from Dr. Hollinshead, and that she used in the Early Clinical Trials; material that we believe no others possess. We have not yet determined whether we have exclusive rights to the tumor associated antigens.

15.	Please clarify what is included in your “TAA library.”

Response: The Company has revised the disclosure on page 4 of Amendment No. 1 in response to the Staff’s comment to clarify that the TAA library consists of tumor associated antigens acquired from Dr. Hollinshead.

Product Development and Commercialization Plan, page.4

16.	Please delete the statement “We believe that upon receipt of favorable feedback from the FDA, the clinical hold will be lifted.” It is not appropriate to assume that you will receive favorable feedback from the FDA. Please delete the statement.

Response: By letter dated May 28, 2010, the FDA approved the amendment to our IND, lifted the clinical hold and concluded that the clinical trial may be resumed. The Company has revised the disclosure on pages 1 and 5 of Amendment No. 1 in response to the Staff’s comment.

17.	For each efficacy study, please expand disclosure to discuss all endpoints, P-values and indicate whether the results were statistically significant.

Response: The Company has revised the disclosure on pages 5, 6, and 7 of Amendment No. 1 in response to the Staff’s comment.

Intellectual Property, page 16

18.	Please expand your disclosure to disclose the expiration date of each patent.

Response: The Company has revised the disclosure on page 16 of Amendment No. 1 in response to the Staff’s comment and disclosed expiration dates.

Ms. Suzanne Hayes, Esq.

June 14, 2010

Item 1A. Risk Factors, page 17

19.	You state that “The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations and financial results.” It is not appropriate to warn investors about risks that are not described in your document. Please revise to remove these statements.

Response: The Company has revised the disclosure on page 17 of Amendment No. 1 in response to the Staff’s comment and has removed the statements cited in this comment.

“We have no products available for sale and do not expect to have any products available for sale for at least the next 12 months, if at all.” page 18

20.	Please supplementally advise us your basis for the statement that you do not expect to have any products for sale for at least the next twelve months, rather than a longer time period.

Response: The Company has revised the disclosure on page 18 of Amendment No. 1 in response to the Staff’s comment. We anticipate that the process of developing a diagnostic product for sale will take approximately 18-24 months. As noted by CL Sawyers in his article entitled “The Cancer Biomarker Problem” (Nature, April 2008), the process to develop and commercialize a cancer biomarker is expensive and lengthy because the biomarker must be identified, an assay that measures the biomarker reliably in clinical samples must be developed (validation) and the capacity of the biomarker to make a clinical distinction must be demonstrated (qualification). To date, we have identified cancer biomarkers and have preliminary data demonstrating validity; these biomarkers still must be qualified. We have developed a serum enzyme-linked immunosorbent assay (“ELISA”) to detect our biomarkers, but more work remains. In December 2008, we began a clinical study of our first diagnostic product candidate to detect pancreatic and colon cancers. The diagnostic candidate consists of the Neogenix serum ELISA assay to detect NPC-1C-, h16C3- and 31.1-reactive biomarkers. Additionally, we are developing companion immunohistochemical staining assays to detect NPC-1C-, h16C3-, and 31.1-reactive biomarkers. We plan to develop a kit around the biomarkers and ELISA assay and also prepare the manufacturing, packaging, and distribution processes in order to be ready for sales. There may also be delays due to regulatory requirements.

21.	Additionally, clarify that it will be significantly longer before you can expect that any of your therapeutic products could be available for sale.

Response: The Company has revised the disclosure on page 18 of Amendment No. 1 in response to the Staff’s comment.

“Any failure by our collaborative partners and other third-parties on which we rely to adequately produce and test our cell lines…” page 19

22.	You disclose that you rely on a small number of strategic partners for critical services for your business, including manufacturing and testing. The loss of any one of these relationships could have an adverse material impact on your business. Please file a copy of each agreement pursuant to Item 601(b)(10) of Regulation S-K. Please expand the disclosure in the Business section to disclose all the material terms of the each agreement, including but not limited to, any payment provisions (i.e. upfront payments, aggregate milestone payments, a range of royalty payments, etc.), exclusivity provisions, rights and material obligations and term and termination provisions. Alternatively, if you do not believe you are substantially dependent on these agreements please provide a detailed analysis that supports your conclusion.

Response: The Company does not believe that it is substantially dependent on agreements with its contract manufacturing or testing partners, other than Selexis. The Company has numerous alternative sources of these other services and the services provided by these partners are not unique. Moreover, these are types

Ms. Suzanne Hayes, Esq.

June 14, 2010

of contracts that ordinarily accompany the kind of business conducted by the Company. The Company has revised the disclosure on page 19 of Amendment No. 1 in response to the Staff’s comment.

“We may incur material cost increases as a result of product liability claims…” page 21

23.	Please disclose your level of liability insurance coverage and briefly describe what potential liabilities are and are not covered. Please also disclose the cost to you of such coverage, if material.

Response: The Company has revised the disclosure on page 21 of Amendment No. 1 in response to the Staff’s comment.

“Our controlling shareholders may exercise significant control over us.” page 28

24.	You disclose in this risk factor that Philip Arlen, Peter Gordon and Myron Arlen control in the aggregate approximately 27.2% of your outstanding common stock as of March 31, 2010. This does not appear to be consistent with the beneficial ownership table provided on page 34. Please explain the inconsistence or revise accordingly.

Response: The Company has revised the disclosure on page 28 of Amendment No. 1 in response to the Staff’s comment to clarify that the 27.2% number represents stockholding on an as-issued basis and to disclose the number of options held by the three. The numbers and percentages in the beneficial ownership table also include vested options held by these three members of management.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison for the Year Ended December 31, 2009 and December 31 2008

General and administrative expenses, page 31

25.	Please revise your disclosure to discuss the reason for the significant increase in stock based compensation in the year ended December 31, 2009. Specifically, disclose the nature of the underlying obligations to employees and non-employees and the types of services performed by these parties which resulted in the significant increase in stock options granted in 2009.

Response: The Company has revised the disclosure on page 32 of Amendment No. 1 in response to the Staff’s comment to discuss the reasons for the significant increase in stock based compensation in the year ended December 31, 2009. We have disclosed the nature and underlying obligations to employees and non-employees and the types of services performed by these parties. Our disclosure has been revised as follows:

During the year ended December 31, 2009, as part of our general and administrative expenses, we incurred expenses related to stock options granted to employees and nonemployees of approximately $25.3 million, as compared to approximately $8.6 million during the year ended December 31, 2008. The 2009 stock based compensation consisted of approximately $11.2 million related to employees and directors, and approximately $14.1 million related to financial advisory and technical consultants. The 2008 stock based compensation consisted of $1.6 related to employees and directors, and $7.0 related to financial advisory and technical consultants. The significant increase in 2009 was the result of several factors. We granted 7,623,000 stock options during 2009 as compared to 3,519,000 during 2008 due to increased financial advisory services and technical consultants and increased development activities. Of the options granted in 2009, 5,323,000 vested immediately, resulting in immediate recognition of the full amount of equity based compensation for these options. Of the options granted in 2008, 2,569,000 vested immediately. As we have accelerated our research and development activities in the progression toward FDA approval, the need for expertise has also increased. Because of our limited cash resources, we have relied heavily on equity based compensation in lieu of cash compensation to retain talented and skilled employees as well as the necessary consulting expertise. Services performed by employees and nonemployees relate mainly to efforts made to secure FDA approval and to secure funding through capital raising activities. The weighted average grant date fair value of stock options granted during 2009 was $4.90 as compared to $2.88 during 2008. The increase in the weighted average grant date fair value is a direct result of the increase in the fair value of the underlying common stock. We expect that general and administrative expenses will increase as we grow and operate as a public company.

Ms. Suzanne Hayes, Esq.

June 14, 2010

Research and development expenses, page 31

26.	You disclose that conducting a significant amount of research and development is central to your business model. Please revise your disclosure related to your research and development activities to address the following for each major research and development project:

•	The costs incurred during each period presented and to date on the project;

•	The nature, timing and estimated costs of the efforts necessary to complete the project;

•	The anticipated completion dates;

•

The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally,

•	The period in which material net cash inflows from significant projects are expected to commence.

If research and development costs are not maintained by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

To the extent that dates or amounts are not estimable, disclose the facts and circumstances that preclude making a reasonable estimate.

Response: The Company has revised the disclosure on pages 31 and 32 of Amendment No. 1 in response to the Staff’s comment.

Critical accounting policies and estimates, page 31

27.	Your referral to disclosure in Note C of the financial statements does not meet the cautionary advice regarding disclosure about critical accounting policies contained in Release FR-60 and it does not provide disclosure of critical accounting estimates contained in-Section V of Release PR-72, Also, it is not clear from your disclosure which accounting policies in Note C are critical accounting policies and estimates. Further, Note C does not appear to disclose the judgments and uncertainties affecting the application of those policies or the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please revise your disclosure or tell us how your disclosure meets the guidance in these Releases.

Response: The Company has revised the disclosure on page 30 of Amendment No. 1 in response to the Staff’s comment to include our critical accounting policies as follows:

Critical accounting policies and estimates

Ms. Suzanne Hayes, Esq.

June 14, 2010

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

At this stage of our development, we believe that the assumptions, judgments and estimates involved in the accounting for stock based compensation have the greatest potential impact on our consolidated financial statements at this time. This area is a key component of our results of operations and is based on complex rules which require us to make judgments and estimates, so we consider this to be a critical accounting policy.

Stock Based Compensation We account for stock based compensation in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, Stock Compensation. Stock based compensation for stock options is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. We use the Black-Scholes model to value option awards. We recognize compensation cost on a straight-line basis over the requisite service period.

Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates, and expected terms. Since our stock is not traded on a public exchange, and there is limited historical data on the price of our shares, we have identified several similar entities from which to estimate our expected volatility. The expected volatility rates are estimated based on historical and implied volatilities of these companies’ common stock. The risk-free interest rates are based on the U.S Treasury securities constant maturity rate that corresponds to the expected life. The expected life represents the average time that options that vest are expected to be outstanding based on the vesting provisions and our historical exercise, cancellation and expiration patterns. We estimate pre-vesting forfeitures when recognizing stock-based compensation expense based on historical rates and forward-looking factors.

Acquisition of in-process research and development By agreement dated November 20, 2008, we acquired from International BioImmune Systems Inc., at a closing on December 31, 2008, certain of its assets, including a patent, patent applications and related technology and materials in exchange for 1,000,000 shares of our common stock and warrants to purchase an additional 1,000,000 shares of our common stock at an exercise price of $6.00 per share. This transaction is discussed in further detail in Note E to our audited financial statements.

Liquidity and Capital Resources

Cash Flows for the Year Ended December 31, 2009, page 33

28.	Please expand your discussion regarding net cash used in operating activities to address material changes in the underlying drivers including the specific inflows and outflows generated. Consistent with Section IV of Release FR-72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company’s cash flows and the indicative value of historical cash flows. Also, expand your disclosure to specifically address cash flows due to changes in prepaid expenses and accounts payable and accrued expenses.

Response: The Company has revised the disclosure on page 34 of Amendment No. 1 in response to the Staff’s comment to address material changes in the underlying drivers including the specific inflows and outflows generated. We have expanded our disclosure to specifically address cash flows due to changes in prepaid expenses, accounts payable, and accrued expenses. We have expanded our discussion regarding net cash flows used in operating activities. Our revised disclosure is as follows:

Net cash used in operating activities for the year ended 2009 was approximately $8.5 million, compared to approximately $8.2 million in 2008. As a development stage company, we continue to incur significant net losses as research and development activities progress. Our cash used in operating activities for the year ended 2009 consisted mainly of our net loss of approximately $35.6 million, offset by non-cash equity based compensation of approximately $26.3 million and an increase in accounts payable and accrued expenses of approximately

Ms. Suzanne Hayes, Esq.

June 14, 2010

$0.7 million. The increase in accounts payable and accrued expenses was mainly due to the increase in our research and development activities. The majority of the accounts payable balance at December 31, 2009 relates to services provided during the month of December. The increase in accrued expenses in mainly due to the accrual of finders fees of approximately $0.3 million related to capital raising efforts.

Our cash used in operating activities for the year ended 2008 consisted mainly of our net loss of approximately $25.8 million, offset by the non-cash acquisition of in-process research and development of approximately $8.4 million, non-cash equity based compensation of approximately $8.7 million, and a decrease in prepaid expenses of approximately $0.4 million. The decrease in prepaid expenses was mainly due to a significant advance payment in 2007 to an outsourced manufacturing company. As services were provided the prepaid expense was reduced.

Until we obtain regulatory approval for our cancer diagnostic products, we expect to continue to incur growing negative cash flows from operating activities.

29.	Based on your disclosure it appears that all of the increase in cash used in investing activities for 2009 was attributable to the purchase of restricted certificates of deposits. Please expand your disclosure to address other material uses of cash such as property and equipment.

Response: The Company has updated its disclosure in this area for the year ended December 31, 2009 and in accordance with the Staff’s comment, has disclosed the material uses of such cash during this period. We have expanded our disclosure to address other material uses of cash such as purchases of property and equipment as follows:

Net cash used in investing activities for the year ended 2009 increased approximately $5.3 million to approximately $6.9 million from approximately $1.6 million in 2008. The increase was due mainly to the purchase of approximately $6.2 million of restricted certificates of deposit that are required as collateral for our lines of credit and the purchase of approximately $0.7 million of property and equipment to support our accelerating efforts to obtain regulatory approval for our cancer diagnostic products.

Item 5. Directors and Executive Officers, page 35

30.	Please revise your disclosure to provide the information required by Item 401(e) of Regulation S-K. This disclosure should include for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.

Response: The Company has revised the disclosure on pages 37 through 39 of Amendment No. 1 in response to the Staff’s comment.

Item 6. Executive Compensation, page 37

Employment Arrangements with Named Executive Officer, page 38

31.	You disclose that Drs. Arlen and Arlen and Mr. Gordon each receive a base salary of $450,000. Please expand your disclosure to clarify that prior to your February 19, 2010 amendments and pursuant to the respective employment agreements dated May 5, 2009, Drs. Arlen and Arlen and Mr. Gordon each received a base salary at the annual rate of $300,000 until July 1, 2009, at which time their base salary increased to $360,000.

Response: The Company has revised the disclosure on pages 40 and 41 of Amendment No. 1 in response to the Staff’s comment.

Ms. Suzanne Hayes, Esq.

June 14, 2010

Financial Statements

32.	Please provide updated financial information throughout the filing as required by Rule 8-08 of Regulation S-X.

Response: In response to your comment we have updated the financial statements in accordance with Rule 8-08 of
Regulation S-X.

Notes to Financial Statements

Note E – Acquisition of In-process Research and Development, page F-18

33.	Please revise your disclosure related to your acquired in-process research and development to address the following:

a.	The appraisal method used to value the patents and the underlying technology.

b.	The significant valuation assumptions, such as the following:

i.	Risk adjusted discount rate applied to cash flows;

ii.	The period in which material net cash inflows are expected to commence; and

iii.	The material anticipated changes from historical expense levels.

c.	The specific nature and fair value of each patent and significant in-process research and development project acquired.

d.	The completeness, complexity and uniqueness of the projects at the acquisition date.

e.	The nature, timing and estimated costs of the efforts necessary to complete the project, and the anticipated completion date.

f.	The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

g.	Disclose the status of efforts to complete the project, and the impact of any delays on expected investment return, results of operations and financial condition.

Response: The Company has revised the disclosure in Note E on page F-18 of Amendment No. 1 in response to the Staff’s comment as follows:

On November 20, 2008, the Company purchased a patent and related intellectual property from International BioImmune Systems Inc. (“IBS”), an entity in which the Company’s principal founding stockholder, Dr. Myron Arlen, was also an investor and an employee, for 1,000,000 shares of the Company’s common stock, valued at $5.00 per share and also issued 1,000,000 warrants. The warrant has an exercise price of $6.00 per share and will expire at the earliest of five years, completion of an initial public offering, or an exit event, as defined in the agreement . The patent rights were assigned, effective December 31, 2008, under the terms of the agreement. The warrants were recorded at fair value of $3,375,286 using the Black-Scholes option pricing model.

The patent and intellectual property acquired by the Company were considered to be acquired in-process research and development (IPR&D) and had no immediate market value. The Company acquired the IPR&D as a business strategy to eliminate any potential infringement claims against the Company. There were no specific research and development projects or any tangible assets acquired as part of the transaction, and therefore the entire purchase price was attributed to the patent and the underlying intellectual property. The preliminary value assigned to acquired IPR&D was determined by considering the importance of patent and its related technology under development to the overall development plan of the Company , estimating costs to develop the purchased technology into commercially viable products, estimating resulting net cash flows from the patent when completed and discounting net cash flows to present value. The fair value of acquired IPR&D was determined using the income approach, which discounts expected cash flows to present value at a rate of 20%. At the date of acquisition, the Company estimated that it would take approximately 3 years to commercialize the patent, and the costs to secure regulator’s approval and commercialize the patent were estimated to exceed any potential cash inflows that would be ever recognized from the acquired IPR&D.

Ms. Suzanne Hayes, Esq.

June 14, 2010

The Company indeed concluded that the fair value of the common stock and the warrants issued in connection with the purchase is more indicative of the fair value of the assets acquired in this transaction, and therefore allocated the entire $8,375,286 to the IPR&D. The amount allocated to IPR&D was immediately expensed in the period the acquisition was completed, as the associated project had not yet reached technological feasibility and no future alternative uses existed for the technology. Indeed, the patent has no future economic benefit or alternative use to the Company.

Note I – Equity Transactions and Share-Based Compensation

[3] Warrants, page F-26

34.	Please disclose your assumptions utilized to determine the fair value of the warrants granted during the year ended December 31, 2008.

Response: The Company has revised the disclosure to Note I on page F-26 of Amendment No. 1 in response to the Staff’s comment by adding the following:

On November 20, 2008, in connection with the Company’s acquisition of the patent and related intellectual property from IBS (see Note E), the Company issued 1,000,000 warrants at an exercise price of $6.00 per share. The fair value of these warrants, based on the Black-Scholes option pricing model, was $3,375,286. In connection with the Black-Scholes calculation, the Company used an expected dividend yield of 0%, strike price of $5.00 per share of common stock, exercise price of $6.00 per share of common stock, expected volatility of 91%, risk free interest rate of 1.60%, and an expected life of 5 years.

*        *        *         *        *

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Ms. Suzanne Hayes, Esq.

June 14, 2010

Please feel free to contact our counsel, Mark Kass, by telephone at (202) 585-8181 or by fax at (866) 773-4656, or John Partigan, by telephone at (202) 585-8535 or by fax at (866) 947-3586, should you have any questions or further comments.

Sincerely,

/s/ Dr. Philip Arlen

Dr. Philip Arlen

Chief Executive Officer